Filed Pursuant to Rule 424(b)(5)
Registration No. 333-290865
Registration No. 333-294447

P R O S P E C T U S S U P P L E M E N T

(To Prospectus dated November 3, 2025)

6,000,000 Shares

Class A Common Stock

Guardian Pharmacy Services, Inc. (“Guardian,” the “Company,” “we,” “us” or “our”) is offering 1,020,000 shares of its Class A common stock. The selling stockholders identified in this prospectus supplement, consisting of our founders (the “Guardian Founders”), are offering 4,980,000 shares of Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholders in this offering.

We intend to use the net proceeds to us from the sale of shares of Class A common stock in this offering to purchase, in a “synthetic secondary” transaction (the “Synthetic Secondary”), 1,020,000 outstanding shares of Class A common stock that were issued upon conversion of shares of our Class B common stock that were originally issued in connection with our Corporate Reorganization (as further described herein), at a purchase price per share equal to the public offering price in this offering, less the underwriting discount. Following our purchase of shares of Class A common stock in connection with the Synthetic Secondary, we do not expect to have any remaining net proceeds from this offering. See “Use of Proceeds.”

We have two classes of common stock outstanding: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for certain transfer restrictions and conversion terms applicable to Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally.

Prior to this offering, the Guardian Founders have, pursuant to the stockholders’ agreement (the “Stockholders’ Agreement”) entered into in connection with our initial public offering (“IPO”), controlled a majority of the voting power of our common stock. As a result, we have qualified as a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange (“NYSE”). Upon consummation of the sales by the Guardian Founders pursuant to this offering, we will cease to qualify as a controlled company and, therefore, we will no longer rely on the exemptions from certain corporate governance requirements that are available to controlled companies (subject to certain transition periods permitted by NYSE rules).

Guardian’s Class A common stock is listed on the NYSE under the symbol “GRDN.” On March 18, 2026, the last sale price of Guardian’s Class A common stock as reported on the NYSE was $33.91 per share.

Investing in Guardian’s Class A common stock involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement and in the documents incorporated by reference or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus before investing in our securities.

	Per Share	Total
Public offering price	$31.0000	$186,000,000.00
Underwriting discount	$1.3175	$7,905,000.00
Proceeds, before expenses, to Guardian	$29.6825	$30,276,150.00
Proceeds, before expenses, to the selling stockholders	$29.6825	$147,818,850.00

The underwriters may also exercise their option to purchase up to an additional 900,000 shares of Class A common stock from the Guardian Founders, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about March 20, 2026.

BofA Securities		Jefferies

Raymond James

Stephens Inc.		Oppenheimer & Co.

The date of this prospectus supplement is March 18, 2026

ULTRA

MORNING
BEDTIME
LAST NAME,FIRST NAME
FISH OIL CAP 1000MG
TAKE 1 CAPSULE BY MOUTH
ONCE DAILY
GUARDIAN

LAST NAME, FIRST NAME 10/08/19 8:00 AM
DAILY VITE
RED/TAB/RND
Dr.SMITH.ALICE
Rx: 2996748
DOCUSATE SODIUM 100 mg
RED/P51/GELCAP/
OMEGA 3 1000 MG
GOLD/OVAL
SENNA 8.6 mg
BROWN/7122/TAB/
VITAMIN B-12 1000mcg
PNK/RND/TAB
Oral
Exp: 12/30/19
Bag: 46
FERROUS SULFATE
MELATONIN SUBLING

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which provides you with specific information regarding the terms of this offering and our Class A common stock, and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information, some of which does not apply to this offering.

Neither we nor the underwriters (or any of our or their affiliates) has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus supplement or the accompanying prospectus, or any free writing prospectus or subsequent prospectus supplement prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters (or any of our or their affiliates) takes any responsibility for, or provides any assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters (or any of our or their affiliates) will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus supplement is not complete without the accompanying prospectus. This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the prospectus. The prospectus includes other information about our business, financial condition and risk factors you should consider before making any investment in our securities.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore file reports and other information with the United States Securities and Exchange Commission (“SEC”). Statements contained in this prospectus supplement and the accompanying prospectus about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement of which the accompanying prospectus forms a part, you should refer to that agreement or document for its complete contents.

The information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus prepared by us is accurate only as of the date of this prospectus supplement or the date of the accompanying prospectus, as applicable, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Unless otherwise indicated, information contained in this prospectus supplement concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. While we believe the industry, market and competitive

S-ii

position data included in this prospectus supplement is reliable and based on reasonable assumptions, we have not independently verified data from third-party sources. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties and by us.

This prospectus supplement includes references to trademarks, service marks and trade names that we use in connection with the operation of our business, including without limitation, Guardian Pharmacy, Guardian Pharmacy Services, GuardianShield, Guardian Compass and our logos, which are our property and are protected under applicable intellectual property laws. This prospectus supplement also may contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus supplement are referred to without the TM, SM and ® symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

As used in this prospectus supplement, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “Guardian,” the “Company” or similar terms refer to Guardian Pharmacy Services, Inc. Statements regarding the number of residents we served as of a given date reflect the number of residents served during the last month of the period ending on such date.

S-iii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are all statements other than those of historical fact. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words such as “aims,” “anticipates,” “believes,” “contemplates,” “continues,” “estimates,” “expects,” “intends,” “may,” “outlook,” “plans,” “seeks,” “should,” “will,” “would,” and similar expressions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially from those suggested by forward-looking statements are:

•	our ability to effectively execute our business strategies, implement new initiatives and improve efficiency;

•	our ability to effectively market and sell, customer acceptance of, and competition for, our pharmaceutical and health care services in new and existing markets;

•	our relationships with pharmaceutical wholesalers and key manufacturers, long-term health care facilities (“LTCFs”) and health plan payors;

•	our ability to maintain and expand relationships with LTCF operators on favorable terms;

•	the impact of a national emergency, public health crisis, global pandemic or outbreak of infectious disease on our employees and business and on our supply chain and the LTCFs we serve;

•	continuing government and private efforts to lower pharmaceutical costs, including by capping the prices for certain drugs and by limiting pharmacy reimbursements;

•	changes in, and our ability to comply with, healthcare and other applicable laws, regulations or interpretations;

•	further consolidation of managed care organizations and other health plan payors and changes in the terms of our agreements with these parties;

•	our ability to retain members of our senior management team, our local pharmacy management teams and our pharmacy professionals;

•	our exposure to, and the results of, claims, legal proceedings and governmental inquiries;

•	our ability to maintain the security and integrity of our operating and information technology systems and infrastructure (e.g., against cyber-attacks);

•	product liability, product recall, personal injury or other health and safety issues related to the pharmaceuticals we dispense;

•	the impact of supply chain and other manufacturing disruptions or trade policies related to the pharmaceuticals we dispense;

•	the sufficiency of our sources of liquidity and financial resources to fund our future operating expenses and capital expenditure requirements, and our ability to raise additional capital, if needed;

•	the misuse or off-label use, or errors in the dispensing or administration, of the pharmaceuticals we dispense; and

•	the market price of shares of our Class A common stock has experienced, and may in the future experience, substantial volatility due to relatively lower trading volumes and a limited public float.

New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus supplement. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements. Therefore, we caution you not to place undue reliance on any forward-looking statements or information. Any forward-looking statements speak only as of the date of this prospectus supplement. We undertake no obligation to update any forward-looking statements made in this prospectus supplement to reflect events or circumstances after the date of this prospectus supplement or to reflect new information or the occurrence of unanticipated events, except as may be required by law.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us and the Class A common stock being offered by this prospectus supplement. This summary does not contain all the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus supplement carefully, including the section titled “Risk Factors” and the information incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment decision.

Overview

We are a leading, highly differentiated pharmacy services company that provides an extensive suite of technology-enabled services designed to help residents of long-term health care facilities (“LTCFs”) adhere to their appropriate drug regimen, which in turn helps reduce the cost of care and improve clinical outcomes. We emphasize high-touch, individualized clinical, drug dispensing and administration capabilities that are tailored to serve the needs of residents in historically lower acuity LTCFs, such as assisted living facilities (“ALFs”), and behavioral health facilities and group homes (collectively “BHFs”). More than two-thirds of our annual revenue for each of the past three years has been generated from residents of ALFs and BHFs, which are our target markets, while the remainder has been generated primarily from residents of skilled nursing facilities (“SNFs”). Additionally, our robust suite of capabilities enables us to serve residents in all types of LTCFs. We are a trusted partner to residents, LTCFs and health plan payors because we help reduce errors in drug administration, manage and ensure adherence to drug regimens, and lower overall healthcare costs. As of December 31, 2025, our 61 pharmacies, 54 of which are full-service, served approximately 205,000 residents in approximately 8,400 LTCFs across 38 states.

Within the U.S. LTCF market, we believe the ALF and BHF sectors present the most attractive opportunity and have the highest growth potential for our business. Certain characteristics of ALFs and BHFs, which are not typical of SNFs, create additional challenges and complexities for pharmacy service providers that Guardian is well suited to address. First, residents at ALFs are typically on a variety of different pharmacy benefit plans, each with a distinct formulary and reimbursement process, covering their complex drug regimens. Second, ALFs often lack staff with formal clinical training and usually do not have an on-site medical director or full-time nurse. Because residents of ALFs rely on off-site physicians to oversee and monitor their health conditions, there is an increased need for coordination among ALF operators, each resident’s physicians and pharmacy service providers. Third, residents in these facilities have the right to choose their own pharmacy, which often leads to multiple pharmacy service providers serving a single ALF. These characteristics are also typical of most BHFs.

We believe that we enjoy a strong competitive position as a large and purpose-built provider of pharmacy services to ALFs and BHFs. Guardian offers a variety of services that we believe address the challenges that ALFs and BHFs face, and differentiate us from our competitors, providing residents, LTCFs and health plan payors with a compelling value proposition. Our centralized corporate support capabilities empower our local pharmacy operators to offer an extensive suite of high-touch, individualized, consultative pharmacy services, using a portfolio of proprietary data analytics systems and technology designed to help ensure that the right dose of the right medication is provided to the right resident at the right time. Examples of our specialized services include:

•	Assisting residents in optimizing pharmacy benefit plan coverage of their medication by coordinating formulary interchanges with residents’ physicians;

•	Proactively analyzing potential adverse drug interactions and managing potential risks in medication administration;

•	Providing robotic dispensing and customized compliance solutions, organized by resident and time of administration;

•	Integrating a resident’s drug regimen with the LTCF’s Electronic Medication Administration Records (“EMARs”) to help ensure adherence;

•	Providing training for LTCF caregivers to help them administer medications to residents more safely, efficiently and cost-effectively;

•

Partnering with LTCF operators to increase the number of residents using our services at each facility we serve, which we refer to as “resident adoption,” in order to streamline drug administration and minimize medication management risk;

•	Conducting mock audits of LTCFs to monitor compliance with drug administration and government regulation; and

•	Reviewing periodically the drug regimen for each resident by consulting pharmacists.

Recent Developments

2025 Acquisitions and Greenfields

Our growth strategy involves periodically acquiring institutional pharmacies servicing LTCFs and their residents as well as residents in other care settings, and partnering with our local pharmacy operators to open greenfield start-up pharmacies.

In 2025, we furthered our growth through the following acquisitions and greenfield start-up:

•	during the second quarter of 2025, we acquired two new pharmacies in Wichita, KS and Seattle, WA, expanding our national presence in attractive growth markets;

•	during the second quarter of 2025, we launched a new greenfield pharmacy in Naples, FL, complementing an already strong position in the state;

•

during the third quarter of 2025, we acquired Managed Healthcare Pharmacy, with locations in Eugene, OR and Medford, OR, establishing our first physical footprint in Oregon and further expanding our presence in the Pacific Northwest; and

•

during the fourth quarter of 2025, we acquired North Ridge Pharmacy in Missoula, Montana, representing our first physical location in the state and allowing us to deliver high-quality care to more communities and residents throughout the Mountain West.

Corporate Information

Our principal executive offices are located at 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia 30339. Our telephone number is (404) 810-0089. Our website is http://www.guardianpharmacy.com. The information contained on or accessible through our website is not part of this prospectus supplement, other than the documents that we file with the SEC that are specifically incorporated by reference into this prospectus supplement.

THE OFFERING

Issuer	Guardian Pharmacy Services, Inc.

Class A common stock offered by us	1,020,000 shares.

Class A common stock offered by the selling stockholders	4,980,000 shares.

Underwriters’ option to purchase additional shares of Class A common stock from the selling stockholders	The underwriters have a 30-day option to purchase up to 900,000 additional shares of Class A common stock from the selling stockholders at the public offering price, less the underwriting discount.

Class A common stock to be outstanding after giving effect to this offering and the Synthetic Secondary	36,259,762 shares. Assumes that Guardian repurchases 1,020,000 shares of Class A common stock in the Synthetic Secondary.

Class B common stock to be outstanding after giving effect to this offering and the Synthetic Secondary	27,060,872 shares.

Total Class A and Class B common stock to be outstanding after giving effect to this offering and the Synthetic Secondary	63,320,634 shares.

Voting rights	Each share of our Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by our stockholders generally.

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Voting power held by holders of Class A common stock after giving effect to this offering and the Synthetic Secondary	Outstanding shares of Class A common stock will represent approximately 57.3% of the combined voting power of our common stock. Assumes that Guardian repurchases 1,020,000 shares of Class A common stock in the Synthetic Secondary.

Voting power held by holders of Class B common stock after giving effect to this offering and the Synthetic Secondary	Outstanding shares of Class B common stock will represent approximately 42.7% of the combined voting power of our common stock. Assumes that Guardian repurchases 1,020,000 shares of Class A common stock in the Synthetic Secondary.

Use of proceeds	The net proceeds to us from this offering will be approximately $30.3 million, based on the public offering price of $31.00 per share, and after deducting the underwriting discount but before deducting any estimated offering expenses payable by us.

We intend to use the net proceeds to us from the sale of shares of Class A common stock in this offering to purchase in the Synthetic Secondary 1,020,000 shares of Class A common stock that were issued upon conversion of shares of our Class B common stock that were originally issued in connection with our Corporate Reorganization. The purchase price per share of shares of Class A common stock purchased in the Synthetic Secondary will be equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount. Following our purchase of shares of Class A common stock in connection with the Synthetic Secondary, we do not expect to have any remaining net proceeds from this offering.

We will not receive any proceeds from the sale of shares by the selling stockholders in this offering, including any proceeds received pursuant to the exercise of the underwriters’ option to purchase additional shares of Class A common stock from the selling stockholders. See “Use of Proceeds.”

Dividend policy	We have no current plans to pay dividends on our Class A common stock or our Class B common stock.

Trading Symbol	Our Class A common stock is listed on the NYSE under the symbol “GRDN.”

Risk Factors	Investing in our Class A common stock involves a high degree of risk. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference herein and therein, including our Annual Report on Form 10-K for the year ended December 31, 2025, before deciding whether to invest in our Class A common stock.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary historical consolidated financial and operating data. Guardian Pharmacy, LLC has been determined to be our predecessor for accounting purposes and, accordingly, the consolidated financial information for periods prior to the Corporate Reorganization have been adjusted to combine the previously separate entities for presentation purposes. The consolidated statements of operations data for the years ended, and the consolidated balance sheet data as of, December 31, 2021, 2022 and 2023 are derived from the audited consolidated financial statements of Guardian Pharmacy, LLC and its subsidiaries and related notes not incorporated by reference in this prospectus supplement and the accompanying prospectus. The consolidated statements of operations data for the years ended, and the consolidated balance sheet data as of, December 31, 2024 and 2025 are derived from the audited consolidated financial statements of Guardian Pharmacy Services, Inc. and its subsidiaries and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. This information is qualified in its entirety by reference to, and should be read in conjunction with, our consolidated financial statements and related notes and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus. See “Incorporation by Reference.”

(in thousands, except prescriptions dispensed data)	Year Ended December 31,
	2021	2022	2023	2024	2025
Consolidated Statements of Income Data:
Revenue	$792,072	$908,909	$1,046,193	$1,228,409	$1,448,685
Cost of goods sold	630,807	723,043	837,883	984,038	1,155,967

Gross profit	161,265	185,866	208,310	244,371	292,718
Operating expenses:
Selling, general, and administrative(1)	131,115	133,876	167,364	307,291	220,017

Operating income (loss)	30,150	51,990	40,946	(62,920)	72,701
Other expenses (income):
Interest expense	1,637	1,926	2,859	3,728	665
Other expense (income), net	187	403	367	279	(1,387)

Total other expenses (income)	1,824	2,329	3,226	3,557	(722)

Income (loss) before income taxes	28,326	49,661	37,720	(66,477)	73,423
Provision for income taxes	—	—	—	4,556	24,465
Net income (loss)	28,326	49,661	37,720	(71,033)	48,958
Less net income attributable to Guardian Pharmacy, LLC prior to the Corporate Reorganization	16,314	35,421	23,902	22,760	—
Less net income (loss) attributable to noncontrolling interests (2)	12,012	14,240	13,818	16,254	(261)

Net income (loss) attributable to Guardian Pharmacy Services, Inc.	$—	$—	$—	$(110,047)	$49,219

(in thousands, except prescriptions dispensed data)	Year Ended December 31,
	2021	2022	2023	2024	2025
Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents	$15,012	$607	$752	$4,660	$65,619
Total assets	$235,850	$256,114	$271,165	$320,810	$412,658
Total liabilities	$182,532	$180,185	$211,306	$170,834	$194,734
Members’ equity	$24,112	$42,729	$28,209	$—	$—
Class A stockholders’ equity	$—	$—	$—	$9	$36
Class B stockholders’ equity	$—	$—	$—	$54	$27
Total equity	$53,318	$75,929	$59,859	$149,976	$217,924
Selected Other Data:
Residents served(3)	136	151	163	186	205
Prescriptions dispensed(4)	17.6	20.2	22.2	25.1	28.6
Adjusted EBITDA	$56,475	$65,714	$76,175	$90,834	$115,145

(1)

Included in selling, general, and administrative expenses is share-based compensation expense (income). Prior to the Corporate Reorganization and IPO, our share-based compensation expense primarily represented non-cash recognition of changes in the value of restricted interest unit (“Restricted Interest Unit”) awards, which has historically been recorded as a liability using a cash settlement methodology as calculated on a quarterly basis. In connection with the Corporate Reorganization and IPO, Restricted Interest Unit awards associated with the Converted Subsidiaries and Guardian Pharmacy, LLC were converted into common units of Guardian Pharmacy, LLC (“Common Units”), and the Common Units were then converted into Class B common stock of the Company. Certain Restricted Interest Unit awards which converted into Class B common stock were subject to additional vesting in the form of a one-year service period ended September 27, 2025 (“Unvested Class A and B common stock”). This conversion of Restricted Interest Units was treated as a modification, requiring the units to be marked to fair value on the modification date, resulting in us recognizing $125.7 million of incremental share-based compensation expense during the year ended December 31, 2024. Share-based compensation expense associated with the Unvested Class A and B common stock was $3.5 million and $10.0 million during the years ended December 31, 2024 and 2025, respectively, with no remaining unamortized cost as of December 31, 2025.

(2)

For the periods preceding the Corporate Reorganization and IPO, these figures, for both subsidiaries that participated in the Corporate Reorganization (the “Converted Subsidiaries”) and subsidiaries that did not participate in the Corporate Reorganization (the “Non-Converted Subsidiaries”), reflect minority membership interests in our subsidiaries. For periods subsequent to the Corporate Reorganization and IPO, these figures reflect the minority membership interests for the Non-Converted Subsidiaries.

(3)	These figures reflect residents served during the last month of each respective period.
(4)	In millions.

Adjusted EBITDA and Other Non-GAAP Financial Measures

To supplement the results presented in our consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”), we also present Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A, which are financial measures not based on any standardized methodology prescribed by GAAP.

We define Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, as adjusted to exclude the impact of items and amounts that we view as not indicative of our core operating performance, including share-based compensation, certain legal and other regulatory items, financing-related and other activities, payor-reimbursement matters, and certain tax matters related to the Corporate Reorganization and IPO. We define Adjusted Net Income as net income attributable to Guardian Pharmacy Services, Inc. before share-based compensation expense, certain legal and other regulatory items, financing-related and other activities, payor-reimbursement matters, amortization expense associated with acquisition-related intangible assets, the income tax impact of the adjustments, and certain tax matters related to the Corporate Reorganization and IPO. We define Adjusted EPS as Adjusted Net Income divided by the total weighted average of diluted shares for Class A common stock and Class B common stock. We define Adjusted SG&A as GAAP selling, general, and administrative expenses adjusted to exclude the impact of share-based compensation, expenses relating to certain legal and other regulatory items, financing-related and other activities, and payor-reimbursement matters. Adjusted EBITDA, Adjusted Net Income, Adjusted EPS and Adjusted SG&A do not have a definition under GAAP, and our definition of Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A may not be the same as, or comparable to, similarly titled measures used by other companies.

We use Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A to better understand and evaluate our core operating performance and trends. We believe that presenting Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A provides useful information to investors in understanding and evaluating our operating results, as it permits investors to view our core business performance using the same metrics that management uses to evaluate our performance.

There are a number of limitations related to the use of Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A rather than the most directly comparable GAAP financial measure, including:

•	Adjusted EBITDA does not reflect interest and income tax payments that represent a reduction in cash available to us;

•

Depreciation and amortization are non-cash charges and the assets being depreciated may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA, Adjusted Net Income, and Adjusted EPS do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A do not consider the impact of share-based compensation; and

•

Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A exclude the impact of certain legal and regulatory items, and payor-reimbursement matters, which can affect our current and future cash requirements.

Because of these limitations, Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. You should consider Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, and Adjusted SG&A alongside other financial measures, including net income, diluted EPS, GAAP selling, general, and administrative expense and our other financial results presented in accordance with GAAP.

A reconciliation of Adjusted EBITDA to net income, a reconciliation of Adjusted Net Income to Net Income Attributable to Guardian Pharmacy Services, Inc., and a reconciliation of Adjusted SG&A to GAAP selling, general, and administrative expense, the most directly comparable GAAP financial measures, are set forth below. We have not provided a quantitative reconciliation of forecasted Adjusted EBITDA to forecasted net income within this prospectus supplement because we are unable, without making unreasonable efforts, to calculate certain reconciling items with confidence due to the variability and complexity of such items. These items include, but are not limited to, income taxes and share-based compensation. These items, which could materially affect the computation of forecasted net income, are inherently uncertain and depend on various factors that are not estimable at this time.

(in thousands)	Year Ended December 31,
	2021	2022	2023	2024	2025
Net Income (loss)	$28,326	$49,661	$37,720	$(71,033)	$48,958
Add:
Interest expense (income), net	1,637	1,926	2,859	3,728	(418)
Depreciation and amortization	16,530	16,563	18,234	19,772	22,335
Provision for income taxes	—	—	—	4,556	24,465

EBITDA	$46,493	$68,150	$58,813	$(43,427)	$95,340

Share-based compensation(1)	13,029	(3,381)	(6,090)	131,490	13,850
Acquisition accounting adjustments(2)	(8)	128	—	—	—
Certain legal & other regulatory matters(3)	1,514	3,615	23,452	3,988	1,094
Financing-related and other activities(4)	—	—	—	453	2,175
Payor-reimbursement matters(5)	(4,553)	(2,798)	—	(1,670)	2,686

Adjusted EBITDA	$56,475	$65,714	$76,175	$90,834	$115,145

Net income (loss) as a percentage of revenue	3.6%	5.5%	3.6%	(5.8)%	3.4%

Adjusted EBITDA as a percentage of revenue	7.1%	7.2%	7.3%	7.4%	7.9%

Net Income (loss) attributable to Guardian Pharmacy Services, Inc.	—	—	—	(110,047)	49,219
Share-based compensation(1)	N/M	N/M	N/M	N/M	13,850
Certain legal & other regulatory matters(3)	N/M	N/M	N/M	N/M	1,094
Financing-related and other activities(4)	N/M	N/M	N/M	N/M	2,175
Payor-reimbursement matters(5)	N/M	N/M	N/M	N/M	2,686
Acquisition-related intangible asset amortization(6)	N/M	N/M	N/M	N/M	3,658
Income tax impact of adjustments(7)	N/M	N/M	N/M	N/M	(6,969)
Certain tax matters related to Corporate Reorganization and IPO(8)	—	—	—	—	1,725

Adjusted net income	N/M (9)	N/M (9)	N/M (9)	N/M (9)	67,438

Weighted average common shares outstanding used in calculating diluted U.S. GAAP net income per share	N/A	N/A	N/A	62,005,811	63,297,123
Weighted average common shares outstanding used in calculating diluted Non-GAAP net income per share	N/A	N/A	N/A	62,005,811	63,297,123
Diluted EPS	N/A	N/A	N/A	(1.77)	0.78
Adjusted EPS	N/M (9)	N/M (9)	N/M (9)	N/M (9)	1.07
GAAP selling, general, and administrative expense	$131,115	$133,876	$167,364	$307,291	$220,017
Subtract:
Share-based compensation(1)	13,029	(3,381)	(6,090)	131,490	13,850
Acquisition accounting adjustments(2)	(8)	128	—	—	—
Certain legal & other regulatory matters(3)	1,514	3,615	23,452	3,988	1,094
Financing-related and other activities(4)	—	—	—	453	2,175
Payor-reimbursement matters(5)	—	—	—	—	4,316

Adjusted SG&A	$116,580	$133,514	$150,002	$171,360	$198,582

GAAP selling, general, and administrative expense as a percentage of revenue	16.6%	14.7%	16.0%	25.0%	15.2%

Adjusted SG&A as a percentage of revenue	14.7%	14.7%	14.3%	13.9%	13.7%

N/M = Not Meaningful.

(1)

Prior to the Corporate Reorganization and IPO, our share-based compensation expense primarily represented non-cash recognition of changes in the value of Restricted Interest Unit awards, which had historically been recorded as a liability using a cash settlement methodology as calculated on a quarterly basis. In connection with the Corporate Reorganization and IPO, Restricted Interest Unit awards associated with the Converted Subsidiaries and Guardian Pharmacy, LLC were converted into Common Units of Guardian Pharmacy, LLC, and the Common Units of Guardian Pharmacy, LLC were then converted into Class B common stock of the Company. Certain Restricted Interest Unit awards which converted into Class B common stock were subject to additional vesting in the form of a one-year service period ended September 27, 2025 (“Unvested Class A and B common stock”). This conversion of Restricted Interest Units was treated as a modification, requiring the units to be marked to fair value on the modification date, resulting in us recognizing $125.7 million of incremental share-based compensation expense during the year ended December 31, 2024. Share-based compensation expense associated with the Unvested Class A and B common stock was $3.5 million and $10.0 million during the years ended December 31, 2024 and 2025, respectively, with no remaining unamortized cost as of December 31, 2025.

(2)	Represents fair value adjustments of expected contingent payments related to acquisitions.
(3)

Represents non-recurring attorney’s fees, settlement costs and other expenses associated with certain legal proceedings. The Company excludes such charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion allows for consistent evaluation of operations.

(4)	Represents non-recurring costs associated with various financing-related activities and costs to transition to a public company.
(5)	Represents non-recurring proceeds received, recorded as revenue, and legal expenses, recorded as selling, general and administrative expenses, associated with payor reimbursement matters.

	2021	2022	2023	2024	2025
Proceeds received	$4.6 million	$2.8 million	$0.0 million	$1.7 million	$1.6 million
Legal expenses	$0.0 million	$0.0 million	$0.0 million	$0.0 million	$4.3 million

Net (proceeds)/expenses	$(4.6) million	$(2.8) million	$0.0 million	$(1.7) million	$2.7 million

(6)	Represents amortization expense associated with the acquisition-related intangible assets, such as customer lists and trademarks.
(7)	Represents the income tax impact of non-GAAP adjustments, calculated using the estimated tax rate for the respective non-GAAP adjustment.
(8)

Represents non-recurring income tax expense associated with the Corporate Reorganization and IPO. The Company excludes such charges when evaluating operating performance because it does not incur such charges on a predictable basis and exclusion allows for consistent evaluation of operations.

(9)

Adjusted Net Income and Adjusted EPS are based on Net Income (loss) attributable to Guardian Pharmacy Services, Inc., which only includes activity subsequent to the IPO on September 27, 2024. As such, these non-GAAP measures are not meaningful for any periods preceding 2025.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and related notes, before deciding whether to invest in our Class A common stock. See the section of this prospectus supplement entitled “Incorporation by Reference.” Any of the following risks could materially and adversely affect our business, financial condition, results of operations and prospects. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

Risks Related to Ownership of Our Class A Common Stock and this Offering

The Guardian Founders are able to exert significant influence over actions requiring a stockholder vote, including the election of directors.

Following the consummation of this offering and the Synthetic Secondary, the Guardian Founders, consisting of Bindley Capital Partners I, LLC (“Bindley Capital”), Pharmacy Investors, LLC, Cardinal Equity Fund, L.P., Fred Burke, David Morris and Kendall Forbes, are expected to beneficially own shares of our common stock representing approximately 46% of our combined voting power, assuming no exercise of the underwriters’ option to purchase up to 900,000 additional shares of Class A common stock, or approximately 45% of our combined voting power, assuming full exercise of such option. Pursuant to the terms of the Stockholders’ Agreement, the Guardian Founders have certain director nomination rights with respect to our board of directors and have agreed to vote in favor of the election of such nominees, and on matters other than the election of directors, have also agreed to vote all of their shares in the manner determined by the Guardian Founders holding a majority of the shares held by them. As a result, the Guardian Founders are able to exert significant influence over matters requiring stockholder approval.

Our future issuance of Class A common stock, Class B common stock, preferred stock or convertible debt securities could dilute our common stockholders and adversely affect the market value of our Class A common stock.

The future issuance of shares of Class A common stock, Class B common stock, preferred stock or convertible debt securities may dilute the economic and voting rights of our stockholders and reduce the market price of the Class A common stock. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock and adversely affect the market price of the Class A common stock.

From time to time in the future, we may also issue additional shares of our Class A common stock or securities convertible into Class A common stock pursuant to a variety of transactions, including acquisitions. We also anticipate that we may issue shares of our Class B common stock as consideration in the buyout of minority owners in our future greenfield start-up pharmacies and future acquired pharmacies. The issuance by us of additional shares of our Class A common stock, Class B common stock or securities convertible into our Class A common stock may dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Class A common stock.

The market price of shares of our Class A common stock has experienced, and may in the future experience, substantial volatility.

As a company with a relatively limited public float, shares of our Class A common stock may experience greater stock price volatility, price run-ups, lower trading volumes, large spreads in bid and ask prices and less liquidity than companies with larger capitalizations. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance, results of operations, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A common stock.

In addition, if the trading volumes of our Class A common stock are low, persons buying or selling in relatively small quantities may easily influence the price of our Class A common stock. This low volume of trades could also cause the price of our Class A common stock to fluctuate greatly, with large percentage changes in price occurring in any particular trading day session. Holders of our Class A common stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A common stock. As a result of this volatility, investors may experience losses on their investment in our Class A common stock. A decline in the market price of our Class A common stock could also adversely affect our ability to issue additional shares of Class A common stock or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A common stock will develop or be sustained. If an active market does not develop, holders of our Class A common stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Future sales, or the perception of future sales of Class A common stock, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

The sale of substantial amounts of shares of our Class A common stock in the public market, including in this offering or future issuances of additional shares of Class A common stock or additional “synthetic secondary” transactions, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have outstanding a total of 36,259,762 shares of our Class A common stock (assuming that we repurchase 1,020,000 shares of Class A common stock in the Synthetic Secondary), and 27,060,872 shares of Class B common stock convertible into Class A common stock on a one-to-one basis. Shares of Class A common stock sold or issued in this offering will be freely tradable without restriction or further registration under the Securities Act.

The 27,060,872 shares of Class B common stock outstanding immediately following this offering will continue to be subject to certain transfer restrictions and conversion terms, including with respect to sales. These transfer restrictions will cease to apply as shares of Class B common stock automatically convert into shares of Class A common stock over the two-year period following their respective dates of issuance. In addition, our board of directors may accelerate the conversion of Class B common stock into Class A common stock at their discretion. In addition, in connection with this offering, we and all of our directors and executive officers, and the selling stockholders will enter into lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus supplement. The underwriters may, in their sole discretion and at any time, release all or any portion of the shares or securities subject to any such lock-up agreements. Further, pursuant to the stock purchase agreements we have entered into with the stockholders from whom we will repurchase 1,020,000 shares of Class A common stock in the Synthetic Secondary, all other shares of common stock held by them will be subject to lock-up restrictions for 180 days following the date of this prospectus supplement.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, the Class A common stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock trading volume to decline and our Class A common stock to be less liquid and result in a decline in the stock price of our Class A common stock.

We do not intend to pay any cash dividends on our common stock in the foreseeable future.

Following the completion of this offering, we do not expect to pay any dividends on our common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, capital appreciation in the price of our Class A common stock, if any, may be your only source of gain on an investment in our Class A common stock.

We are a holding company with no operations of its own and, accordingly, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

We are a holding company and have no material assets other than our ownership of equity interests in our operating subsidiaries. As a holding company, we have no independent means of generating revenue, and our principal source of cash flow will be distributions from our subsidiaries. Therefore, our ability to fund and conduct our business, service our debt, and pay dividends, if any, in the future will depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly owned or majority owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends, or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and stockholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, pay our expenses, service our debt, and pay dividends, if any, could be harmed.

Our certificate of incorporation and bylaws and provisions of Delaware law may discourage or prevent certain strategic transactions, including a takeover of our company, even if such a transaction would be beneficial to our stockholders.

Provisions contained in our certificate of incorporation and bylaws and provisions of the Delaware General Corporation Law (the “DGCL”), could delay or prevent a third party from entering into a strategic transaction with us, even if such a transaction would benefit our stockholders. For example, our certificate of incorporation and bylaws:

•	provide that our board of directors is classified into three classes of directors with staggered three-year terms;

•

authorize the issuance of “blank check” preferred stock that could be issued by our board of directors without further action by our stockholders to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	upon the completion of this offering, will not permit stockholders to take action by written consent;

•	provide that special meetings of the stockholders may be called only by or at the direction of the chair of our board or a majority of the directors;

•	provide that vacancies on our board of directors will be able to be filled only by our board of directors (subject to the provisions set forth in the Stockholders’ Agreement) and not by stockholders;

•	restrict the forum for certain litigation against us to Delaware; and

•	provide for advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

In addition, we are subject to the provisions of Section 203 of the DGCL which limits, subject to certain exceptions, the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.

These restrictions and provisions could keep us from pursuing relationships with strategic partners and from raising additional capital, which could impede our ability to expand our business and strengthen our competitive position.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine.

Furthermore, our certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a claim arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and accordingly, we cannot be certain that a court would enforce such provision. We believe this provision would not apply to any action or proceeding asserting a claim under the Exchange Act.

Our certificate of incorporation further provides that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described above. However, our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The forum selection provisions in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors, officers or employees and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees, and may increase the costs associated with bringing a claim, which may disadvantage a stockholder in any such lawsuit. If the enforceability of our forum selection provision were to be challenged, we may incur additional costs associated with resolving such a challenge. While we currently have no basis to expect any such challenge would be successful, if a court were to find our forum selection provision to be inapplicable or unenforceable, we may incur additional costs associated with having to litigate in other jurisdictions, which could have an adverse effect on our business, financial condition and results of operations and result in a diversion of the time, resources and attention of our management.

USE OF PROCEEDS

The net proceeds to us from our sale of shares of Class A common stock in this offering will be approximately $30.3 million, based on the public offering price of $31.00 per share, and after deducting the underwriting discount but before deducting any estimated expenses payable by us in connection with this offering.

We intend to use the net proceeds to us from our sale of shares of Class A common stock in this offering to purchase in the Synthetic Secondary 1,020,000 shares of Class A common stock that were issued upon conversion of shares of our Class B common stock that were originally issued in connection with our Corporate Reorganization. The purchase price per share of shares of Class A common stock purchased in the Synthetic Secondary will be equal to the public offering price per share of Class A common stock in this offering, less the underwriting discount. Following our repurchase of shares of Class A common stock in connection with the Synthetic Secondary, we do not expect to have any remaining net proceeds from this offering.

Guardian will not receive any proceeds from the sale of shares by the selling stockholders in this offering. The selling stockholders will bear the underwriting discounts attributable to their sale of shares of Class A common stock in this offering.

SELLING STOCKHOLDERS

The following table sets forth information concerning the beneficial ownership of our common stock, as of March 13, 2026, by each of the selling stockholders. The beneficial ownership information is presented on the following bases: (1) prior to this offering and the Synthetic Secondary; and (2) after giving effect to this offering and the Company’s purchase of 1,020,000 shares of Class A common stock in the Synthetic Secondary.

Unless otherwise indicated in the footnotes below, the address of each selling stockholder is c/o Guardian Pharmacy Services, Inc., 300 Galleria Parkway S.E., Suite 800, Atlanta, Georgia 30339. The following percentages are based on an aggregate 63,320,634 shares of common stock outstanding, consisting of 36,259,762 shares of Class A common stock outstanding and 27,060,872 shares of Class B common stock outstanding.

	Class A Common Stock(1)								Class B Common Stock(1)			Combined Voting Power(1)
	Shares Before Offering		Shares Offered Hereby (Assuming No Option Exercise)	Shares After Offering		Shares Offered Hereby (Assuming Full Option Exercise)	Shares After Offering, Including Full Option Exercise					% of Combined Voting Power Before Offering	% of Combined Voting Power After Offering (Assuming No Option Exercise)	% of Combined Voting Power After Offering (Assuming Full Option Exercise)
Name of Beneficial Owner	Number	%		Number	%		Number	%	Number		%
Fred Burke(2)	1,511,845	4.2%	568,662	943,183	2.6%	671,432	840,413	2.3%	2,597,651		9.6%	6.5%	5.6%	5.4%
David Morris(3)	422,990	1.2%	159,102	263,888	0.7%	187,855	235,135	0.6%	1,283,739	(4)	4.7%	2.7%	2.4%	2.4%
Kendall Forbes(5)	780,591	2.2%	293,610	486,981	1.3%	346,672	433,919	1.2%	1,217,140		4.5%	3.2%	2.7%	2.6%
Bindley Capital Partners I, LLC(6)	8,039,993	22.2%	3,024,144	5,015,849	13.8%	3,570,677	4,469,316	12.3%	12,200,350		45.1%	32.0%	27.2%	26.3%
Pharmacy Investors, LLC(7)	1,863,564	5.1%	700,957	1,162,607	3.2%	827,636	1,035,928	2.9%	2,827,878		10.5%	7.4%	6.3%	6.1%
Cardinal Equity Fund, L.P.	620,851	1.7%	233,525	387,326	1.1%	275,728	345,123	1.0%	942,114		3.5%	2.5%	2.1%	2.0%

*	Indicates less than one percent.
(1)	Each share of Class A common stock and Class B common stock entitles holders thereof to one vote per share, voting together as a single class.
(2)	Fred Burke is the President and Chief Executive Officer of the Company.
(3)	David Morris is the Executive Vice President and Chief Financial Officer of the Company.
(4)

Includes 641,870 shares that Mr. Morris has agreed to transfer, upon their conversion into an equal number of shares of Class A common stock, to his former spouse during the period from March 28, 2026 through November 11, 2026.

(5)	Kendall Forbes is the Executive Vice President, Sales & Operations, of the Company.
(6)	William Bindley, a director of the Company, and Thomas Salentine, Jr., a director of the Company, have shared voting and dispositive power over the shares owned by Bindley Capital Partners I, LLC.
(7)	John Ackerman, a director of the Company, has sole voting and dispositive power over the shares owned by Pharmacy Investors, LLC.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion is a summary of material U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by a Non-U.S. Holder (as defined below) that acquires our Class A common stock pursuant to this offering and that holds our Class A common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion is based on the Code, Treasury Department regulations promulgated thereunder (“Regulations”), judicial decisions, administrative pronouncements and other relevant applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not address all U.S. federal income tax considerations that may be applicable to Non-U.S. Holders in light of their particular circumstances or Non-U.S. Holders subject to special treatment under U.S. federal income tax law, such as (without limitation):

•	banks, insurance companies and other financial institutions or financial services entities;

•	brokers, dealers or traders in securities or currencies;

•	regulated investment companies or real estate investment trusts;

•	pension plans or other tax-qualified retirement plans;

•	“qualified foreign pension funds,” or entities wholly-owned by a “qualified foreign pension fund”;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who have a functional currency other than the U.S. dollar;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the Class A common stock being taken into account in an applicable financial statement under section 451(b) of the Code;

•	former citizens or long-term residents of the United States;

•	persons that elect to mark their securities to market;

•	partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes and investors therein;

•	persons holding our Class A common stock as part of a straddle, hedge, conversion or other integrated transaction;

•	persons who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	foreign branches or controlled foreign corporations;

•	passive foreign investment companies;

•	tax-exempt entities or governmental organizations; and

•	corporations that accumulate earnings to avoid U.S. federal income tax.

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax, Medicare contribution tax considerations, the rules regarding qualified small business stock within the meaning of section 1202 of the Code, or any election to apply section 1400Z-2 of the Code to gains recognized with respect to shares of our Class A common stock. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our Class A common stock.

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner or beneficial owner of the entity will generally depend on the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our Class A common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS CONSIDERING THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.

Distributions on Our Class A Common Stock

As discussed under the section titled “Dividend Policy,” we do not currently anticipate paying dividends to our Class A common stockholders. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Class A common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our Class A common stock and thereafter as capital gain from the sale, exchange or other taxable disposition of our Class A common stock, with the tax treatment described below in “—Sale, Exchange or Other Disposition of Our Class A Common Stock.”

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” and the discussion regarding effectively connected income in the next paragraph, distributions treated as dividends paid on our Class A common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to provide to us or another applicable withholding agent a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E or other applicable IRS Form W-8 (or any appropriate successor or replacement forms), as applicable, together with any necessary attachments, certifying qualification for such reduced rate. If the Non-U.S. Holder holds the stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent. Even if our current or accumulated earnings or profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides to us or another applicable withholding agent a properly executed IRS Form W-8ECI certifying such exemption. Instead, the effectively connected dividends will generally be subject to regular U.S. federal income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Sale, Exchange or Other Disposition of Our Class A Common Stock

Subject to the discussions below under “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act Withholding Taxes,” a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our Class A common stock unless:

•

such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•

such Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are or become a United States real property holding corporation (as defined in section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our Class A common stock is not regularly traded on an established securities market, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our Class A common stock.

Although there can be no assurance in this regard, we believe that we are not a USRPHC and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes. Non-U.S. Holders are urged to consult their own tax advisors about the consequences that could result if we are, or become, a USRPHC.

Backup Withholding and Information Reporting

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided a Non-U.S. Holder either certifies to such Non-U.S. Holder’s non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or other applicable IRS Form W-8, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to a Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or a Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. Payments of dividends on our Class A common stock and proceeds of a disposition of our Class A common stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding if such Non-U.S. Holder fails to comply with applicable U.S. information reporting and certification requirements.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to tax authorities in a Non-U.S. Holder’s country of residence, establishment, or organization.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules maybe allowed as a refund or credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act Withholding Taxes

Certain rules may require withholding at a rate of 30% on dividends in respect of, and (subject to the proposed Regulations discussed below) the gross proceeds from the sale or other disposition of, our Class A common stock held by or through certain foreign financial institutions (which is broadly defined for this purpose and includes investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Regulations discussed below) the gross proceeds from the sale or other disposition of, our Class A common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. The Treasury Department has released proposed Regulations which, if finalized in their present form, would eliminate the application of this regime with respect to payments of gross proceeds (but not dividends). Pursuant to these proposed Regulations, we and any other applicable withholding agent may (but are not required to) rely on this proposed change to Foreign Account Tax Compliance Act withholding until final regulations are issued or until such proposed regulations are rescinded. We will not pay any amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS AND TREATIES.

UNDERWRITING

BofA Securities, Inc. and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.	2,700,000
Jefferies LLC	1,950,000
Raymond James & Associates, Inc.	630,000
Stephens Inc.	360,000
Oppenheimer & Co. Inc.	360,000

Total	6,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.7905 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$31.00	$186,000,000.00	$213,900,000.00
Underwriting discount	$1.3175	$7,905,000.00	$9,090,750.00
Proceeds, before expenses, to Guardian	$29.6825	$30,276,150.00	$30,276,150.00
Proceeds, before expenses, to selling stockholders	$29.6825	$147,818,850.00	$174,533,100.00

The expenses of the offering, not including the underwriting discount, are estimated at $750,000 and are payable by us.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 900,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

Subject to customary exceptions, we and all of our directors, executive officers and the selling stockholders have agreed, for a period of 180 days after the date of this prospectus, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any shares or any securities convertible into or exchangeable for shares of our capital stock, without the prior written consent of the representative. Following the expiration of such lock-up restrictions and the conversion of their shares of Class B common stock, our executive officers and directors and certain of our other existing security holders, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their Class A common stock. These lock-up restrictions also preclude any hedging, collar or other transaction designed or reasonably expected to result in a disposition of shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock. BofA Securities, Inc. and Jefferies LLC may, in their sole discretion and at any time, release all or any portion of the securities subject to these restrictions. BofA Securities Inc. and Jefferies LLC do not have any present intent or any understanding to release all or any portion of the securities subject to these restrictions.

In connection with this offering and the Synthetic Secondary, effective on March 18, 2026, we entered into stock purchase agreements with certain holders of shares of Class A common stock that were issued upon conversion of shares of our Class B common stock that were originally issued in connection with our Corporate Reorganization. After giving effect to the Synthetic Secondary, these holders have agreed that they will not offer, sell, contract to sell, pledge, grant any option to purchase, distribute, or otherwise dispose of any shares of common stock held by them (collectively, a “Disposition”) for a period of 180 days from the date of this prospectus (the “Lock-up Period”) without the prior written consent of the Company (which consent the Company has agreed it will not provide without receiving the prior written consent of BofA Securities, Inc. and Jefferies LLC).

In addition, each holder of Class B common stock is subject to certain extended transfer restrictions pursuant to our certificate of incorporation. Shares of Class B common stock may not be transferred by the holder thereof, unless such transfer is a Permitted Transfer. Our certificate of incorporation provides that shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock over a two-year period. See “Description of Capital Stock—General—Transfer Restrictions and Conversion of Class B Common Stock” in the accompanying prospectus.

New York Stock Exchange Listing

The shares are listed on the New York Stock Exchange under the symbol “GRDN.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(1)	to any legal entity which is a qualified investor as defined in Article 2 of the Prospectus Regulation;

(2)

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(3)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the representative has been obtained to each such proposed offer or resale.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (1) has been approved by the Financial Conduct Authority or (2) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(1)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(2)	to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

(3)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”);

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation.

The Company, the representative and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on our or the underwriters’ behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, this document is being distributed only to, and is directed only at, (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (iii) high net worth companies, and other persons to whom it may be lawfully communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

The shares are only available to, and any invitation, offer, or agreement to subscribe, purchase, otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the shares. The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to, the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or

the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This document:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within twelve months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of twelve months from the date of issue of the shares, offer, transfer, assign, or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (1) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (2) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong).

No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended) (the “FIEA”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares. Accordingly, the shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEA and the other applicable laws and regulations, directives, and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual how is an accredited investor,

the securities or securities-based derivative contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA);

•	where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore, and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term or provision as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”) (an “Exempt Offer”). This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for the document. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre (“DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering, and sale of securities. Further, this document does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This document has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, or the DFSA.

INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a web site at https://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including us.

The SEC allows us to “incorporate by reference” into this prospectus supplement the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than any documents or portions of such documents that are furnished rather than filed with the SEC), until our offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 11, 2026; and

•

the description of our Class  A common stock contained in our Registration Statement on Form 8-A (File No. 001-42284), filed with the SEC on September 25, 2024, including any amendments and reports filed for the purpose of updating such description, including the description of our Class A common stock included as Exhibit 4.2 to our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 11, 2026.

You may request a copy of any or all of the information that has been incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement at no cost by writing to or telephoning us at the following address:

Guardian Pharmacy Services, Inc.

300 Galleria Parkway SE, Suite 800

Atlanta, GA 30339

Phone: 404-810-0089

Email: corporatesecretary@guardianpharmacy.net.

We maintain an Internet site at https://www.guardianpharmacy.com which contains information concerning Guardian and its subsidiaries. The information contained at our Internet site is not incorporated by reference in this prospectus supplement or the accompanying prospectus, and you should not consider it a part of this prospectus supplement or the accompanying prospectus.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Jones Day, Atlanta, Georgia. Mayer Brown LLP, New York, New York is representing the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of Guardian Pharmacy Services, Inc. appearing in Guardian Pharmacy Services, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2025, and the effectiveness of Guardian Pharmacy Services, Inc.’s internal control over financial reporting as of December 31, 2025, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

Up to 1,020,000 Shares of Class A Common Stock

Up to 4,980,000 Shares of Class A Common Stock Offered by Selling Stockholders

This prospectus is part of a registration statement that Guardian Pharmacy Services, Inc. (“Guardian”, the “Company,” “we,” “us,” or “our”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under a “shelf” registration process. Under this process, we may offer and sell up to an aggregate of 1,020,000 shares of our Class A common stock, par value, $0.001 per share (“Class A common stock”), and the selling stockholders named in this prospectus or in a prospectus supplement may offer and sell up to an aggregate of 4,980,000 shares of our Class A common stock, at any time and from time to time, in one or more offerings. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

This prospectus provides you with a general description of our Class A common stock that we may offer. Each time we, or any of the selling stockholders, offer and sell Class A common stock described in this prospectus, we or such selling stockholders will provide a supplement to this prospectus that contains specific information about the offering and, if applicable, the selling stockholders, as well as the amounts and prices of the Class A common stock to be offered and sold. The applicable prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. You should read this prospectus and any accompanying prospectus supplement, together with the additional information in the section of this prospectus entitled “Where You Can Find More Information and Incorporation by Reference,” carefully before deciding whether to invest in our Class A common stock. This prospectus may not be used to make sales of offered securities unless accompanied by a prospectus supplement or a free writing prospectus.

We or the selling stockholders may offer and sell the Class A common stock described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers, and agents, or directly to purchasers, or through a combination of these methods. If any underwriters, dealers, or agents are involved in the sale of our Class A common stock, their names and any applicable purchase price, fee, commission, or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the section of this prospectus entitled “Plan of Distribution” for more information.

Our Class A common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “GRDN.” On November 3, 2025, the last sale price of Guardian’s Class A common stock as reported on the NYSE was $28.27 per share.

We have not authorized anyone to provide you with information that is different from, or in addition to, the information provided in this prospectus or any later prospectus supplement. We are not making an offer to sell securities in any state or country where the offer is not permitted.

Investing in Guardian’s Class A common stock involves risks. See “Risk Factors” on page 4 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 3, 2025.

i

ABOUT THIS PROSPECTUS

Basis of Presentation

As used in this prospectus, unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “Guardian,” the “Company” or similar terms refer to Guardian Pharmacy Services, Inc. References to our certificate of incorporation and bylaws refer to our amended and restated certificate of incorporation and amended and restated bylaws. Statements regarding the number of residents we served as of a given date reflect the number of residents served during the last month of the period ending on such date.

Industry and Market Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position and market opportunity, is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Our management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. While we believe the industry, market and competitive position data included in this prospectus is reliable and based on reasonable assumptions, we have not independently verified data from third-party sources. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the third parties and by us.

Trademarks, Service Marks and Trade Names

This prospectus includes references to trademarks, service marks and trade names that we use in connection with the operation of our business, including without limitation, Guardian Pharmacy, Guardian Pharmacy Services, GuardianShield, Guardian Compass and our logos, which are our property and are protected under applicable intellectual property laws. This prospectus also may contain trademarks, service marks and trade names of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are referred to without the TM, SM and ® symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are all statements other than those of historical fact. Any statements about our expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words such as “aims,” “anticipates,” “believes,” “contemplates,” “continues,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will,” “would,” and similar expressions. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements are not guarantees of future performance and involve risks and uncertainties which are subject to change based on various important factors, many of which are beyond our control. Among the factors that could cause actual results to differ materially from those suggested by forward-looking statements are:

•	our ability to effectively execute our business strategies, implement new initiatives and improve efficiency;

•	our ability to effectively market and sell, customer acceptance of, and competition for, our pharmaceutical and health care services in new and existing markets;

•	our relationships with pharmaceutical wholesalers and key manufacturers, long-term health care facilities (“LTCFs”) and health plan payors;

•	our ability to maintain and expand relationships with LTCF operators on favorable terms;

•	the impact of a national emergency, public health crisis, global pandemic or outbreak of infectious disease on our employees and business and on our supply chain and the LTCFs we serve;

•	continuing government and private efforts to lower pharmaceutical costs, including by limiting pharmacy reimbursements;

•	changes in, and our ability to comply with, healthcare and other applicable laws, regulations or interpretations;

•	further consolidation of managed care organizations and other health plan payors and changes in the terms of our agreements with these parties;

•	our ability to retain members of our senior management team, our local pharmacy management teams and our pharmacy professionals;

•	our exposure to, and the results of, claims, legal proceedings and governmental inquiries;

•	our ability to maintain the security and integrity of our operating and information technology systems and infrastructure (e.g., against cyber-attacks);

•	product liability, product recall, personal injury or other health and safety issues related to the pharmaceuticals we dispense;

•	the impact of supply chain and other manufacturing disruptions or trade policies related to the pharmaceuticals we dispense;

•	the sufficiency of our sources of liquidity and financial resources to fund our future operating expenses and capital expenditure requirements, and our ability to raise additional capital, if needed;

•	the misuse or off-label use, or errors in the dispensing or administration, of the pharmaceuticals we dispense; and

•	the market price of shares of our Class A common stock has experienced, and may in the future experience, substantial volatility due to relatively lower trading volumes and a limited public float.

New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in, or implied by, the forward-looking statements. Therefore, we caution you not to place undue reliance on any forward-looking statements or information. Any forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as may be required by law.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a web site at https://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including us.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 and 15(d) of the Exchange Act (other than any documents or portions of such documents that are furnished rather than filed with the SEC), until our offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 26, 2025;

•

applicable portions of our Definitive Proxy Statement on Schedule 14A, filed with the SEC on March  28, 2025, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2024;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, filed with the SEC on May 12, 2025 and August 11, 2025, respectively;

•	our Current Reports on Form 8-K filed with the SEC on February 11, 2025, March 28, 2025, May 12, 2025 (Item 5.07) and May 20, 2025; and

•

the description of our Class  A common stock contained in our Registration Statement on Form 8-A (File No. 001-42284), filed with the SEC on September 25, 2024, including any amendments and reports filed for the purpose of updating such description.

You may request a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with the prospectus at no cost by writing to or telephoning us at the following address:

Guardian Pharmacy Services, Inc.

300 Galleria Parkway SE, Suite 800

Atlanta, GA 30339

Phone: 404-810-0089

Email: corporatesecretary@guardianpharmacy.net.

We maintain an Internet site at https://www.guardianpharmacy.com which contains information concerning Guardian and its subsidiaries. The information contained at our Internet site is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

ABOUT GUARDIAN

We are a leading, highly differentiated pharmacy services company that provides an extensive suite of technology-enabled services designed to help residents of LTCFs adhere to their appropriate drug regimen, which in turn helps reduce the cost of care and improve clinical outcomes. We enter into contracts directly with LTCFs to serve as the principal pharmacy provider for their residents. In this capacity, we offer high-touch, individualized clinical, drug dispensing and administration capabilities that are tailored to serve the needs of residents in historically lower acuity LTCFs, such as assisted living facilities (“ALFs”) and behavioral health facilities (“BHFs”). Additionally, our robust capabilities enable us to serve residents in all types of LTCFs. Our services include prescription intake and adjudication management, packaging drugs into unit dose and/or multi-dose compliance packaging that are organized by date and time of administration, and electronically tracking each drug from delivery through administration to LTCF residents. We also offer training to caregivers and conduct mock audits to ensure compliance with pharmacy administration requirements, billing claims processing, government regulation and other matters. As of June 30, 2025, our 52 pharmacies served approximately 195,000 residents in approximately 7,400 LTCFs across 38 states.

While our national competitors have primarily focused on skilled nursing facilities (“SNFs”), we believe we enjoy a strong competitive position as a large and purpose-built provider of pharmacy services to ALFs and

BHFs. More than two-thirds of our annual revenue for each of the past three years has been generated from residents of ALFs and BHFs, while the remainder has been generated primarily from residents of SNFs. LTCF industry trends, including aging demographics, increases in the number of assisted living residents, improving life expectancies and enhanced quality of care, have resulted in ALF and BHF resident populations that require assistance with their increasingly acute and complex healthcare needs. Through our value-added capabilities and local management model, we have been able to pass on to residents, LTCFs and health plan payors the benefits of our scale without compromising on the high-touch, localized customer service traditionally associated with an independent pharmacy. For this reason, we are well positioned to continue to serve ALFs and BHFs, which we believe to be the most attractive and highest growth sector of the LTCF market.

Our core growth strategy focuses on increasing the number of residents we serve through a combination of organic and acquired growth. Acquired growth represents growth in the number of residents served resulting from acquiring an operating pharmacy, which we measure using the number of residents served by the acquired pharmacy as of the acquisition date. Organic growth represents the increase in the number of residents served at existing pharmacies, our greenfield pharmacies, and acquired pharmacies subsequent to the acquisition date. We have generated organic growth through new and expanded LTCF relationships as well as increased resident adoption of our services in the facilities we already serve.

We have two classes of common stock outstanding: Class A common stock and Class B common stock, par value $0.001 per share (“Class B common stock”). The rights of the holders of Class A common stock and Class B common stock are identical, except for certain transfer restrictions and conversion terms applicable to Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally.

As of September 30, 2025, we had outstanding an aggregate of 36,253,744 shares of Class A common stock and 27,066,890 shares of Class B common stock. In accordance with the terms of our amended and restated certificate of incorporation, 13,521,419 and 13,521,396 outstanding shares of Class B common stock, issued on September 27, 2024 in connection with our corporate reorganization and initial public offering, will convert on a one-for-one basis into shares of Class A common stock on March 28, 2026 and September 27, 2026, respectively.

Corporate Information

Our principal executive offices are located at 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia 30339. Our telephone number is (404) 810-0089. Our website is http://www.guardianpharmacy.com. The information contained on or accessible through our website is not part of this prospectus, other than the documents that we file with the SEC that are specifically incorporated by reference into this prospectus.

RISK FACTORS

Before deciding whether to invest in any of our securities, in addition to the other information included or incorporated by reference in this prospectus and any applicable prospectus supplement, you should carefully consider the risk factors under the heading “Part I—Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which are incorporated herein by reference. These risk factors may be amended, supplemented or superseded from time to time by:

•	risk factors contained in other periodic reports or information that we file with the SEC, which will be subsequently incorporated herein by reference;

•	any prospectus supplement accompanying this prospectus; or

•	a post-effective amendment to the registration statement of which this prospectus forms a part.

In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. See “Special Note Regarding Forward-Looking Statements” and “Where You Can Find More Information and Incorporation by Reference.”

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Class A common stock offered by us as set forth in any applicable prospectus supplement. We will not receive any proceeds from the sale of shares of our Class  A common stock by any selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws. the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Accordingly, references herein to our certificate of incorporation and bylaws refer to our certificate of incorporation and bylaws as so amended and restated. Because this is only a summary, it may not contain all the information that is important to you. Under “Description of Capital Stock,” “we,” “us,” “our” and the “Company” refer to Guardian Pharmacy Services, Inc. and not to any of its subsidiaries.

General

Our authorized capital stock consists of 700,000,000 shares of Class A common stock, par value $0.001 per share, 100,000,000 shares of Class B common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

We have two classes of common stock: Class A common stock, which has one vote per share, and Class B common stock, which has one vote per share. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors), except as otherwise required by applicable law and except in connection with amendments to our certificate of incorporation that increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of either class so as to affect the holders of such shares adversely

Voting

Holders of shares of our Class A common stock and Class B common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders. The holders of our Class A common stock and Class B common stock do not have cumulative voting rights in the election of directors.

Dividends

Holders of shares of our Class A common stock and Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. See “Dividend Policy.”

Liquidation

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock and Class B common stock will be entitled to receive ratably our remaining assets available for distribution, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Fully Paid and Non-Assessable

All shares of our Class A common stock and Class B common stock are fully paid and non-assessable. The Class A common stock and Class B common stock are not subject to further calls or assessments by us.

Rights and Preferences

Holders of shares of our Class B common stock do not have preemptive, subscription or redemption rights. Shares of our Class B common stock are convertible into shares of our Class A common stock as described below under “—Transfer Restrictions and Conversion of Class B Common Stock.”

There are no redemption or sinking fund provisions applicable to the Class A common stock or Class B common stock. The rights powers, preferences and privileges of our Class A common stock and Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.

Transfer Restrictions and Conversion of Class B Common Stock

Shares of Class B common stock may not be transferred by the holder thereof, unless such transfer is a “Permitted Transfer.” We refer to a transferee of shares of Class B common stock received in a Permitted Transfer as a “Permitted Transferee.” In accordance with our certificate of incorporation, a “Permitted Transfer” generally includes any transfer of Class B common stock (i) approved in advance by our board of directors; (ii) to a family member of the holder; (iii) to certain entities owned by the holder or certain trusts (each, a “Permitted Entity”); (iv) upon a holder’s death by will, intestate succession or operation of law; or (v) by a Permitted Entity to a family member of the holder or any other Permitted Entity of the holder.

As provided in our certificate of incorporation, with respect to each holder of Class B common stock (and any subsequent Permitted Transferee) (a “Qualified Stockholder”), such holder’s shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis pursuant to the two-year conversion schedule set forth in our certificate of incorporation. We refer to the date of issuance of the relevant shares of Class B common stock as the “Class B Issuance Date.” With respect to each holder being issued shares of Class B common stock on the Class B Issuance Date, 25% of such holder’s shares of Class B common stock will convert into shares of Class A common stock on each of the following dates: (i) the date that is 6 months after the Class B Issuance Date; (ii) the date of the one-year anniversary of the Class B Issuance Date; (iii) the date that is 18 months after the Class B Issuance Date; and (iv) the date of the two-year anniversary of the Class B Issuance Date.

If the conversion of any shares of Class B common stock would result in the conversion of any fractional share, the number of shares so converted will be rounded down to the nearest whole number. Notwithstanding the foregoing conversion terms, our board of directors may accelerate the conversion of all or any portion of Class B common stock to earlier times, including to permit participation of holders of Class B common stock in underwritten secondary public offerings or for any other reason.

Preferred Stock

No shares of preferred stock are currently issued or outstanding. Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock).

Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A common stock or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Annual Stockholders Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation and bylaws contain, and the DGCL contains, provisions that are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. These provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Guardian by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Authorized but Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations

We are governed by Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation and bylaws provide that special meetings of our stockholders may be called at any time only by or at the direction of a majority of the directors or the chairman of the board of directors. Our certificate of incorporation and bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, or changes in control or management of Guardian.

Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and stockholders’ nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. Our bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Guardian.

Stockholder Action by Written Consent

Our certificate of incorporation provides that so long as we are a “controlled company” within the meaning of the rules or regulations of any stock exchange applicable to the Company, any action required or permitted to be taken by our stockholders may be effected by written consent. Our certificate of incorporation provides that, after we cease to be a “controlled company,” our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. This provision may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Choice of Forum

Unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or other employees to us or to our stockholders; any action asserting a claim against us arising pursuant to the DGCL or our certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

In addition, unless we consent to the selection of an alternative forum, the federal district courts of the United States of America is the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, we believe such forum selection provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. Our certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty or other act or omission as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, to any director for any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, for any transaction from which the director or officer derived an improper personal benefit, or to any officer in any action by or in the right of the corporation.

Our bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors and officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for shares of our Class A common stock and Class B common stock is Computershare Trust Company.

Listing

Our Class A common stock is listed on NYSE under the symbol “GRDN.”

SELLING STOCKHOLDERS

Information regarding the identities of any selling stockholders, any material relationships the selling stockholders have had within the past three years with the Company, the beneficial ownership of our Class A common stock and Class B common stock by the selling stockholders, the number of shares of Class A common stock to be offered by the selling stockholders and the percentage to be owned by the selling stockholders after completion of the applicable offering will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

We and the selling stockholders may sell our Class A common stock in and outside the United States:

•	to or through underwriters or dealers;

•	through agents;

•	directly to one or more purchasers;

•	any combination of these; or

•	through any method described in the applicable prospectus supplement.

The distribution of our Class A common stock may be effected, from time to time, in one or more transactions, including:

•	underwritten offerings;

•	block transactions (which may involve crosses) and transactions on any organized market where our Class A common stock may be traded;

•	purchases by a dealer as principal and resale by the dealer for its own account pursuant to a prospectus supplement;

•	ordinary brokerage transactions and transactions in which a dealer solicits purchasers;

•	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	privately negotiated transactions;

•	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers;

•	a distribution in accordance with the rules of the applicable stock exchange; and

•	in any other manner described in the applicable prospectus supplement.

We and the selling stockholders may distribute our Class A common stock from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed from time to time;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices;

•	negotiated prices; or

•	prices determined according to the process described in the applicable prospectus supplement.

The prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you) will describe the terms of the offering of our Class A common stock, including the following:

•	the name or names of any underwriters, dealers or agents and the amounts of Class A common stock underwritten or purchased by each of them;

•	the purchase price and the proceeds we will receive from the sale;

•	any options under which underwriters may purchase additional shares of Class A common stock from us or selling stockholders;

•	any underwriting discounts or commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price and any discounts, commisions or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Our Class A common stock may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless we or the selling stockholders inform you otherwise in the applicable prospectus supplement, the obligations of the underwriters to purchase shares of our Class A common stock will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered Class A common stock if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are used in the sale, we or the selling stockholders will sell our Class A common stock to the dealers as principals. The dealers may resell the shares of our Class A common stock to the public at prices determined by the dealers at the time of the resale.

We or the selling stockholders may sell our Class A common stock directly or through agents we designate from time to time. Any agent involved in the offer or sale of our Class A common stock in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent, will be described in the prospectus supplement.

The names of the underwriters, dealers or agents, as the case may be, and the terms of the transaction will be set forth in the applicable prospectus supplement.

Agents, dealers and underwriters may be entitled to indemnification by us or the selling stockholders against civil liabilities arising out of this prospectus, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make relating to those liabilities. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Our Class A common stock is listed on the NYSE. Any person participating in an offering of securities may make a market in such Class A common stock, but may discontinue such market-making at any time without notice. No assurances can be given that there will be a market for the shares of our Class A common stock.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered shares of our Class A common stock. If any such activities will occur, they will be described in the applicable prospectus supplement.

LEGAL MATTERS

The validity of the issuance of our Class A common stock offered hereby will be passed upon for us by Jones Day, Atlanta, Georgia. Additional legal matters may be passed upon for any underwriters, dealers or agents by counsel that will be named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Guardian Pharmacy Services, Inc. appearing in Guardian Pharmacy Services, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2024, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

6,000,000 Shares

Class A Common Stock

P R O S P E C T U S  S U P P L E M E N T

BofA Securities		Jefferies

Raymond James

Stephens Inc.		Oppenheimer & Co.

March 18, 2026